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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          Hudson Hotels Corporation
                       --------------------------------
                               (Name of Issuer)

                        Common Stock, par value $0.001
                       --------------------------------
                       (Title of Class of Securities)

                                 443794102
                       --------------------------------
                                (CUSIP Number)

                c/o Richard D. Scribner, Salomon Brothers Inc
      Seven World Trade Center, New York, New York 10048 (212) 783-7400
   -----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 27, 1997
                       --------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. |_|



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------                         ------------------------
CUSIP No. 443794102                                   Page  2  of  8  Pages
---------------------------                         ------------------------

----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Brothers Holding Company Inc
         13-3082695
----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [ X ]
----------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF, 00
----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        [ X ]

----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER
     SHARES
                  ----------------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER
    OWNED BY               379,657 shares

                  ----------------------------------------------------------
 EACH REPORTING       9    SOLE DISPOSITIVE POWER
    PERSON
                  ----------------------------------------------------------
     WITH            10    SHARED DISPOSITIVE POWER
                           379,657 shares
----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         379,657 shares
----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                              [   ]


----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         7.9%
----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO, HC
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------------                         ------------------------
CUSIP No. 443794102                                   Page  3 of  8  Pages
---------------------------                         ------------------------

----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John P. Buza

----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [ X ]
----------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        [   ]

----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

----------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER
     SHARES
                  ----------------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER
    OWNED BY               9,000 shares

                  ----------------------------------------------------------
 EACH REPORTING       9    SOLE DISPOSITIVE POWER
    PERSON
                  ----------------------------------------------------------
     WITH            10    SHARED DISPOSITIVE POWER
                           9,000 shares
----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000 shares
----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                              [   ]


----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0.2%
----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                             SEC 1746(12-91)

           Salomon Brothers Holding Company Inc ("SBHC") and John
P. Buza hereby amend SBHC's Statement on Schedule 13D relating to the Common Stock, par value $0.001 per share, of Hudson Hotels Corporation (the "Issuer") dated November 27, 1996 (the "Schedule 13D"), as set forth below. All terms defined in the Schedule 13D have the same meanings in this Amendment No. 1.

Item 2.     Identity and Background

           (a-c, f) The first sentence of the first paragraph of this item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

           "This statement on Schedule 13D is being filed by Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware, and by John P.
Buza, a Director of the Issuer."

           The following is inserted after the third paragraph of this item as set forth in the Schedule 13D:

           "All of the Options described in Item 4 are directly beneficially owned by John P. Buza, who is a Director of the Issuer, a Vice President of SBMC, and a Director of SBI. Mr.Buza's principal occupation, business address and citizenship are set forth in Annex C hereto. By signing this statement on Schedule 13D, each of SBHC and Mr. Buza agrees that such statement is filed on its or his behalf."

           (d-e) The following is inserted after the final paragraph of the item as set forth in the Schedule 13D:

           "During the last five years Mr. Buza has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


Item 4.    Purpose of the Transaction

           The second sentence of the fifth paragraph of this item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

           "Mr. Buza became a Director of the Issuer on November
27, 1996 following his appointment pursuant to the Amended
Agreement. On January 27, 1997, the Issuer notified Mr. Buza that it was granting him, as a Director, options (the "Options") to purchase 27,000 shares of Common Stock. Such grant gives Mr. Buza the right to purchase 9,000 shares of Common Stock immediately, 9,000 additional shares on or after November 27, 1998, and another 9,000 shares on or after November 27, 1999. The terms of the grant are set forth in a Stock Option Agreement dated as of November 27, 1996, which is attached hereto as Exhibit 6. Each of SBMC, SBHC, and Salomon Inc may be deemed to have an indirect beneficial ownership interest in the Options."

Item 5.    Interest in Securities of the Issuer.

           (a-b) The following is inserted after the fourth paragraph of this item as set forth in the Schedule 13D:

           "In addition, through the grant by the Issuer to Mr. Buza of the Options on January 27, 1997, Mr. Buza has the
right to purchase 9,000 shares of Common Stock and will receive the right to purchase additional shares in the future, as more fully described in Item 4. As of midnight, Eastern Standard Time, on February 6, 1997, 9,000 shares of Common Stock represented 0.2% of the outstanding shares of Common Stock (based on 4,796,462 shares of Common Stock outstanding, which is the sum of the 4,787,462 shares of Common Stock currently outstanding and the 9,000 shares that might be delivered pursuant to the Stock Option Agreement).

           SBMC and, because of their relationship to SBMC, each of SBHC and Salomon Inc, may be deemed to have an indirect beneficial ownership interest in the Options. As of midnight, Eastern Standard Time, on February 6, 1997, SBMC may be deemed to beneficially own the 9,000 shares of Common Stock that may be purchased pursuant to the Options, which, together with the 370,657 shares of Common Stock acquired at the Closing, represent 379,657 shares of Common Stock. 379,657 shares of Common Stock constitute approximately 7.9% of the outstanding shares of Common Stock (based on 4,796,462 shares of Common Stock outstanding, which is the sum of the 4,787,462 shares of Common Stock currently outstanding and the 9,000 shares that might be delivered pursuant to the Stock Option Agreement).

           Except as described above, neither SBHC nor Mr. Buza, nor, to the best knowledge of SBHC, any of Salomon Inc, SBMC, the SBMC Subsidiaries or the persons listed in Annexes A, B, C, or D hereto beneficially owned any Common Stock at midnight, Eastern Standard Time, on February 6, 1997."

           (c) The following paragraph is inserted after the final paragraph of this item:

           "Neither SBHC nor Mr. Buza, nor, to the best knowledge of SBHC, any of Salomon Inc, SBMC, the SBMC Subsidiaries or the persons listed in Annexes A, B, C, or D hereto made any purchases or sales of Common Stock from December 7, 1996 through midnight, Eastern Standard Time, on February 6, 1997."

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

           "Other than (i) the provisions of the Amended Agreement described in Item 4 and (ii) the Issuer's grant to Mr. Buza of the Options, as described in Items 4 and 5, neither SBHC nor Mr. Buza, nor, to the best knowledge of SBHC, any of Salomon Inc, SBMC, the SBMC Subsidiaries or any of the persons listed in Annexes A, B, C, or D hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer."

Item 7.    Material to Be Filed as Exhibits.

           The following is inserted after Exhibit 5 of this item as set forth in the Schedule 13D:

     "Exhibit 6.   Stock Option Agreement, dated as of November 27,
                   1996, between the Issuer and John P. Buza."



ANNEX C.   EXECUTIVE OFFICERS AND DIRECTORS OF SB MOTEL CORP.

           In the column of Annex C to the Schedule 13D entitled
"Principal Occupation and Business Address", the words "Vice
President", appearing directly across from "John P. Buza", are deleted and the following is inserted in their place:

           "Director"

ANNEX D.   EXECUTIVE OFFICERS AND DIRECTORS OF EACH OF THE SBMC
           SUBSIDIARIES

           In the column of Annex D to the Schedule 13D entitled
"Principal Occupation and Business Address", the words "Vice
President", appearing directly across from "John P. Buza", are deleted and the following is inserted in their place:

           "Director"

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 1997

                          SALOMON BROTHERS HOLDING COMPANY INC





                          By  /s/ Matthew Levitan
                            --------------------------------
                            Name:  Matthew Levitan
                            Title:  Managing Director

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 1997







                                /s/ John P. Buza
                            --------------------------------
                            John P. Buza